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02042690

PROCESSED
JUL 23 2002
THOMSON FINANCIAL P

FILE NO. 82-4740

July 17, 2002

02 JUL 18 AM 9:55

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: JSC Electrosvyaz (Rostov Region) - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the exemption of JSC Electrosvyaz (Rostov Region) pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of:

(i) Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of June 18, 2002;

dlw 7/18

(ii) Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of June 18, 2002;

(iii) Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of July 2, 2002;

(iv) Report on resolutions of the Annual General Meeting of Shareholders held on June 18, 2002.

These documents are being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at (7-501) 797 4600 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexei Kiyashko /KEK/

Alexei Kiyashko

Enclosure

cc: S. Wrottesley
JP Morgan

A. Litvinov
JSC Electrosvyaz (Rostov Region)

FILE NO. 82-4740

**Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business**

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

02 JUL 18 AM 9:45

Date of the fact (event, action): *June 18, 2002*
Code of the fact (event, action): *0100191A18062002*

The management body of JSC RostovTelecom which has changed:

Last name, first name and patronymic of each terminated person:

1. Lozin Valentin Ivanovich: 1.076%.

2. Yaremchuk Vladimir Alexandrovich: 0.002%.

The date of the change: June 18, 2002.

The authorized body of JSC RostovTelecom which adopted the resolution serving as the grounds for such changes and the date thereof: the Board of Directors of JSC RostovTelecom (Minutes No. 1, dated June 18, 2002).

Deputy General Director /s/ G.K. Borisova

[Seal]

Information on A Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action): *June 18, 2002*
Code of the fact (event, action): *0100191A18062002*

Type and category of the securities on which dividends are payable:
preferred and ordinary shares of JSC RostovTelecom.

Date of the resolution to pay (declare) dividends: *June 18, 2002.*

The body which adopted the resolution to pay (declare) dividends on shares: *the annual General Meeting of Shareholders of JSC RostovTelecom (Minutes No. 8, dated June 18, 2002).*

To pay dividends for 2001 as follows:

- *RUR 0.29059 per each ordinary share in cash not later than December 31, 2002 and*
- *RUR 0.87178 per each preferred share in cash not later than August 17, 2002.*

Total number of preferred shares on which the proceeds have accrued:
24,147,556;
Total number of ordinary shares on which the proceeds have accrued:
72,442,700.
Total number of preferred shares on which the proceeds have been paid: 0;
Total number of ordinary shares on which the proceeds have been paid: 0.

Deputy General Director /s/ G.K. Borisova

[Seal]

Information on A Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company Electrical Communication of Rostov Region
Location: *47 Bratsky Pereulok, 344082 Rostov-on-Don*
Issuer's code: *00191-A*

Date of the fact (event, action): *July 2, 2002*
Code of the fact (event, action): *1200191A02072002*

Type of the general meeting: annual general meeting of shareholders.
Form of the general meeting: in presence of shareholders.
Date of the general meeting: June 18, 2002.
Place of the general meeting: 47 Bratsky Pereulok, Rostov-on-Don.

Quorum present at the general meeting: 315 holders and proxies of holders in the aggregate of 59,012,356 voting shares were registered as attending the meeting.

Pursuant to Article 85 of the law on joint stock companies, shares owned by members of the Board of Directors and the Management Board of JSC RostovTelecom may not vote on the elections to the Audit Commission of the Company.

50,153,040 voting shares were counted in the quorum on Item 4 of the Agenda.

The items which were put to a vote and results of voting on such items:

1. To approve the annual report, the annual financial statements, including the profit and loss statement (the profit and loss account) of the Company and the distribution of the profit and losses based on the results of the reporting financial year (2001).

   Results of voting: THE RESOLUTION WAS ADOPTED.

   Full wording of the resolutions adopted at the general meeting:

   TO APPROVE the annual report, the annual financial statements, including the profit and loss statement (the profit and loss account) of the Company, the distribution of the profit and losses based on the results of the reporting financial year (2001).

2. To determine the amount, form and time of payment of annual dividends for 2001 on each class of shares.

Results of voting: THE RESOLUTION WAS ADOPTED.
Full wording of the resolutions adopted at the general meeting:

TO PAY the dividends for 2001 as follows:

- RUR 0.29059 per each ordinary share in cash not later than December 31, 2002 and
- RUR 0.87178 per each preferred share in cash not later than August 17, 2002.

3. To elect members of the Company's Board of Directors.
The results of voting: THE ELECTIONS ARE DEEMED TO BE VALID.
Full wording of the resolutions adopted at the general meeting:
TO ELECT the following persons as members of the Board of Directors of JSC RostovTelecom:

	Last name, first name, patronymic	Result
1.	Belov Vadim Yevgenievich	elected
2.	Grigorieva Alla Borisovna	elected
3.	Gorbachev Vladimir Lukich	elected
4.	Yegorochkin Gennady Semyonovich	elected
5.	Zabuzova Yelena Viktorovna	elected
6.	Kormilitsyna Lyudmila Alexeyevna	not elected
7.	Panchenko Stanislav Nikolayevich	elected
8.	Romashkin Vladimir Nikolayevich	elected
9.	Sadokhina Anna Mikhailovna	elected
10.	Ukhov Valery Vassilievich	elected

4. To elect members of the Company's Audit Commission.
The results of voting: THE ELECTIONS ARE DEEMED TO BE VALID.
Full wording of the resolutions adopted at the general meeting:

TO ELECT the following persons as members of the Audit Commission of the Company:

Last name, first name, patronymic		Result
1.	Alekhin Sergey Imanovich	elected
2.	Tareyeva Larissa Valerievna	elected
3.	Turchina Lyudmila Ivanovna	elected

5. To approve the restated Charter of the Company.

   Results of voting: THE RESOLUTION WAS ADOPTED.

   Full wording of the resolutions adopted at the general meeting:

   TO APPROVE the restated Charter of the Company.

6. To approve the restated Regulations of Board of Directors of the Company.

   Results of voting: THE RESOLUTION WAS ADOPTED.
   Full wording of the resolutions adopted at the general meeting:

   TO APPROVE the restated Regulations of Board of Directors of the Company.

7. To approve the restated Regulations of Procedures of the General Meeting (the Rules) of the Company.

   Results of voting: THE RESOLUTION WAS ADOPTED.
   Full wording of the resolutions adopted at the general meeting:

   TO APPROVE the restated Regulations of the Procedures of the General Meeting (the Rules) of the Company.

8. To approve the restated Regulations of the Management Board of the Company.

   Results of voting: THE RESOLUTION WAS ADOPTED.
   Full wording of the resolutions adopted at the general meeting:

   TO APPROVE the restated Regulations of the Management Board of the Company.

9. To approve the Company's auditor for 2002.

Results of voting: THE RESOLUTION WAS ADOPTED.
Full wording of the resolutions adopted at the general meeting:

TO APPROVE ZAO UNIKON/MS Consulting Group as the Company's auditor for 2002.

Deputy General Director /s/ G.K. Borisova

[Seal]

FILE NO. 82-4740

Open Joint Stock Company
Electrical Communication Of Rostov Region
Hereby Reports On The Results Of
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
Held On June 18, 2002

1. The meeting approved the annual report, the annual financial statements, including the profit and loss statement (the profit and loss account) of the Company and the distribution of the profit and losses based on the results of the reporting financial year (2001).

2. The meeting adopted a resolution to pay dividends for 2001 as follows:

    (a) RUR 0.29059 on each ordinary share in cash not later than December 31, 2002;
    (b) RUR 0.87178 on each preferred share not later than August 17, 2002.

3. The meeting elected the Board of Directors consisting of the following members:

- Vadim Ye. Belov	OAO Svyazinvest, Deputy General Director
- Alla B. Grigoryeva	OAO Svyazinvest, Deputy Director and Head of the Corporate Management Department
- Vladimir L. Gorbachev	OAO The Southern Telecommunications Company, General Director
- Gennady S. Yegorochkin	JSC RostovTelecom, First Deputy General Director
- Yelena V. Zabuzova	OAO Svyazinvest, Deputy Director and Head of the Economic and Tariff Policies Department
- Stanislav N. Panchenko	OAO Svyazinvest, Deputy General Director
- Vladimir N. Romashkin	JSC RostovTelecom, Deputy Head of the Rostov Telecommunications Technical Center
- Anna M. Sadokhina	OAO The Southern Telecommunications Company, First Deputy General Director
- Valery V. Ukhov	JSC RostovTelecom, General Director

4. The meeting elected the Audit Commission of the Company consisting of the following members:

    1. Sergey I. Alekhin, OAO Svyazinvest, Chief Specialist of the Internal Audit and Economic Analysis Department
    2. Larissa V. Tareyeva, OAO Svyazinvest, Leading Specialist of the Corporate Funding and Direct Investments Department

3. Lyudmila I. Turchina, JSC RostovTelecom, Head of the Internal Audit Department

5. The meeting approved the restated Charter of the Company.

6. The meeting approved the restated Regulations of Board of Directors of the Company.

7. The meeting approved the restated Regulations of Procedures of the General Meeting (the Rules) of the Company.

8. The meeting approved the restated Regulations of the Management Board of the Company.

9. The meeting approved ZAO UNIKON/MS Consulting Group as the Company's auditor for 2002.

ANNUAL REPORT

1. Entity: Open Joint Stock Company Electrical Communication of Rostov Region.

2. Legal and mail address: 47 Bratsky Pereulok, 344082 Rostov-on-Don, Russia.

3. Date of state registration: June 29, 1994, Registration No. 1222-RP.

4. Number of shareholders: 3,482.

5. Information on the auditor of the Company:

Full official name	License No. and date	License is valid till	Effective period of the agreement
Limited Liability Company TOP-AUDIT Accounting and Consulting Firm	No. 000931, dated July 22, 1999	July 22, 2002	The agreement will be valid until the parties have performed their obligations thereunder

6. Information on the charter capital:

The charter capital of the Company is equal to RUR 965,903,000 and is divided into 72,442,700 ordinary shares with a nominal value of RUR 10 each and 24,147,556 preferred shares with a nominal value of RUR 10 each.

7. Information on the registerholder of the Company: Closed Joint Stock Company Registrator-Svyaz, License No. 01147, issued on October 5, 1996 and valid till October 8, 2002.

8. Net assets to charter capital ratio: 178.6%.

9. In the opinion of members of the audit commission, the financial statements are prepared to present fairly the assets and liabilities of the Company as of January 1, 2002, and financial results of its operations for the year ended December 31, 2001, pursuant to regulations of the Ministry of Finance of the Russian Federation (Order No. 34n, dated July 29, 1998; Order No. 43n, dated July 6, 1999; Order No. 60n, dated June 28, 2000 (all as amended)).

BALANCE SHEET as of January 1, 2002 г (RUR'000)

ASSETS		LIABILITIES	
I. NON-CURRENT ASSETS		**III. CAPITAL AND RESERVES**	
Intangible assets	50	Charter capital	965,903
Fixed assets	1,616,604	Additional capital	332,452
Construction in progress	31,627	Reserve capital	27,556
Long-term financial investments	41,583	Social Sphere Fund	25,501
TOTAL Section I	1,689,864	Retained profit of previous years	161,322
II. CURRENT ASSETS		Retained profit of the reporting year	210,513
Stock	91,757	**TOTAL Section III**	1,723,247
VAT on acquired valuables	28,777	**IV. LONG-TERM LIABILITIES**	
Accounts receivable	251,537	Loans and credits	106,169
Short-term financial investments	-	**TOTAL Section IV**	106,169
Cash	33,003	**V. SHORT-TERM LIABILITIES**	
TOTAL Section II	405,074	Accounts payable	262,492
BALANCE	**2,094,938**	Indebtedness related to proceeds payable to participants (founders)	1,420
		Deferred revenue	1,610
		TOTAL Section V	265,522
		BALANCE	**2,094,938**

PROFIT AND LOSS STATEMENT
as of January 1, 2002 (RUR'000)

Indicator	
I. Proceeds and expenses related to regular business	
(Net) proceeds from sales of goods, products, works, services (minus VAT, excises, etc.)	1,765 319
Cost of goods, products, services sold	(984,751)
Gross revenues	780,568
Commercial expenses	(13,735)
Administrative expenses	(311,272)
Income/(loss) from sales	455,561
II. Operating revenues and expenses	
Interest receivable	161
Interest payable	(25,262)
Revenues from participation in other organizations	650
Other operating revenues	10,796
Other operating expenses	(39,445)
III. Non-sales revenues and expenses	
Non-sales revenues	30,571
Non-sales expenses	(101,561)
Income (loss) before taxes	331,471
Income tax and other similar mandatory payments	(120,958)
Income (loss) from regular business	210,513
IV. Extraordinary revenues and expenses	
Net profit	**210,513**

DISTRIBUTION OF PROFIT
as of January 1, 2002 (RUR'000)

Retained profit, total	213,055
Principal allocation of proceeds	
1. To establish the reserve fund	10,526
2. To pay dividends	42,103
3. Funds allocated by the Company to ensure its production development, total	160,426
Balance retained profit	0